UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

StorEn Technologies Inc.

Legal status of Issuer

   Form:

   Corporation

   Jurisdiction of Incorporation/Organization:

   Delaware

   Date of Organization:

   January 3, 2017

Physical Address of Issuer:

48 Wall Street Suite 1100, New York NY, 10005

Website of Issuer:

www.storen.tech

Current Number of Employees:

4

	Most recent fiscal year-end (2025)*	Prior fiscal year-end (2024)*
Total Assets	$980,187	$1,046,951
Cash & Cash Equivalents	$5,405	$34,936
Accounts Receivable	$3,939	$115,989
Short-term Debt	$458,060	$318,398
Long-term Debt	$0	$0
Revenues/Sales	$35,250	$110,989
Cost of Goods Sold	$(545)	$(270,000)
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(937,565)	$(1,668,798)

* Exhibit B, attached hereto and made a part hereof, includes the 2025 self-certified financials for the Company.

StorEn Technologies Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by StorEn Technologies Inc. ("**StorEn,**" the "**Company,**" "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at www.storen.tech no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 11, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

Neither the Company, nor its controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company, nor its controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

StorEn Technologies Inc.
(Issuer)

By:/s/ Angelo D'Anzi
(Signature)

Angelo D'Anzi
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Angelo D'Anzi
(Signature)

Angelo D'Anzi
(Name)

Director
(Title)

May 11, 2026
(Date)

/s/ Peter Albert Koley
(Signature)

Peter Albert Koley
(Name)

Director
(Title)

May 11, 2026
(Date)

/s/	
(Signature)	

John Thomas Davis	
(Name)	

Director	
(Title)	

May 11, 2026	
(Date)	

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
May 11, 2026

StorEn Technologies Inc.



The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

The Company

StorEn Technologies ("StorEn" or the "Company") develops evolutionary energy storage systems based on both vanadium flow batteries and LiFePO4 batteries. Incubated at the Clean Energy Business Incubator Program (CEBIP) within Stony Brook University in New York, and now headquartered in New York City, with a subsidiary in Bologna Italy, we're building upon the demonstrated strengths of non-flammable batteries to revolutionize the world of residential and industrial energy suppliers.

The Company was originally incorporated on January 3, 2017 in Delaware. The Company is headquartered at 48 Wall Street Suite 1100, New York NY, 10005. The Company also has a wholly-owned subsidiary in Bologna, Italy. This entity provides research and development for the Company.

The Company, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2025. We have filed this report as of the filing date above, and the report may be found on the Company's website.

The Company's website is www.storen.tech. The information on the Company available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

Our business projections are only projections

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product, that people think it's a better option than a competing product, or that it will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Your investment could be illiquid for a long time

You should be prepared to hold the Securities for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the Securities. More importantly, there is no established market for the Securities, and there may never be one. As a result, if you decide to sell the Securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing industry participant. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds, it will not succeed

The Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our activities. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our activities, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred securities financings in the future, which may reduce the value of your investment in the Securities. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred securities could be more advantageous to those investors than to the holders of the Securities. In addition, if we need to raise more equity capital from the sale of Securities or other equity, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly at a lower purchase price per Security.

A substantial majority of the Company is owned by the Company's CEO and estate of a former CEO and they will exercise voting control.

The Company's CEO, Angelo D'Anzi, and the estate of the Company's former CEO, Carlos Bovers, beneficially own a substantial majority of the voting shares of the Company. Subject to any fiduciary duties owed to other stockholders under Delaware law, these stockholders may be able to exercise significant influence over matters requiring stockholder approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. These stockholders may have interests that are different from yours. For example, these stockholders may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these stockholders could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals that are subject to stockholder approval.

Projections: Forward-Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and have not been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in the prototype phase and might never be operational products

Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We have demonstrated our technology with a fully-operational prototype for our vanadium flow battery. Despite having received our first order for commercial vanadium flow batteries, delays and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

We face significant market competition

We will compete with larger, established companies who currently have products that may be in competition with ours. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies.

We are an early stage company and have not yet generated any profits

Storen Technologies Inc. was formed in 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. StorEn Technologies Inc. has incurred a net loss and has had little revenues generated since inception. There is no assurance that we will be profitable in the next three years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and little revenue. If you are investing in the Company, it's because you think that the Company's products are a good idea and that the team will be able to successfully market and sell its products. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the Company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the Company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the Company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company has applied for four patent applications, filed two provisional patents and possesses significant trade secrets. Invention Assignment Agreements are in place to assign full title to the patents to Storen. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our patents and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render our patents unenforceable through some other mechanism. If competitors are able to bypass our patent protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our patents are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our patents could prevent us from enforcing them

Patent litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patents outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patents could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of the Securities.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products can be affected by outside Federal and state government regulation such as laws and regulations, and subsidies relating to renewable energy. The laws and regulations concerning the selling of our products may be subject to change and may affect demand for our vanadium flow batteries or Life. At such point the Company may no longer want to sell certain of its products and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Our new products could fail to achieve the sales projections we expect

Our growth projections are based on management's assumption that our products will be able to gain traction in the marketplace. It is possible that our products will fail to gain market acceptance for any number of reasons. If our products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We may never have an operational product or service

It is possible that there may never be an operational energy storage developer or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders and/or creditors.

Minority Holder; Securities with No Voting Rights

The Securities, Class B Common Stock, have no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of the Company, you will only be paid out if there is any cash remaining after all of the creditors of the Company have been paid out.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

BUSINESS

StorEn Technologies ("StorEn" or the "Company") develops evolutionary energy storage systems based on both vanadium flow batteries and LiFePO4 batteries. Incubated at the Clean Energy Business Incubator Program (CEBIP) within Stony Brook University in New York, and now headquartered in New York City, with a subsidiary in Bologna Italy, we're building upon the demonstrated strengths of non-flammable batteries to revolutionize the world of residential and industrial energy suppliers.

Our batteries are designed to deliver superior performance at a lower cost, and fulfill market demand for more efficient and cost-effective energy storage. StorEn takes what vanadium batteries already promise - durability and sturdiness - and uses extensive R&D to focus on improving the electrical efficiency of the stack, the energy density of the electrolyte and the electrical systems to reduce costs. In parallel, we are developing a LiFePO4 battery solution leveraging proprietary technology that eliminates fire risks, ensuring maximum safety and reliability.

Through these processes, we create efficient powerful cost-effective products which have led to four US patent applications and 2 new provisional patent applications. All IP rights have been transferred to StorEn and we are the sole owner and beneficiary of the technology.

Business Model

1.Value Proposition

- Main Product: Advanced batteries for residential energy storage, ideal for homes using photovoltaic or other renewable energy sources.

- Customer Benefits:
  a. Reduced energy bills: Stores excess energy during the day to use it at night.
  b. Sustainability: Reduces carbon footprint through the use of renewable energy.
  c. Energy reliability: Backup power during outages or network failures.
  d. Energy independence: Greater control over energy use and management.

2. Customer Segments

- Residential Customers:
  a. Homeowners with solar panels looking for energy storage solutions.
  b. Homeowners in areas with frequent power outages or remote locations.
  c. Eco-conscious consumers wanting to reduce their reliance on the grid.

- Renewable Energy Companies:
  Solar panel installers who can integrate batteries into their packages.

- Emerging Markets:
  Countries with energy shortages or grid issues where batteries can solve the lack of constant electricity access.

3. Channels

- Direct Sales:
  a. Official website with integrated e-commerce for direct battery sales.

      b.   Presence at energy and solar industry trade shows.

- Partners:
  a. Collaborations with solar panel installation companies.
  b. Distribution through electronics stores, solar equipment retailers.
  c. Marketing and Advertising:
  d. Social media campaigns, educational content on how batteries can reduce energy costs and promote sustainable energy.

4. <u>Customer Relationships</u>

- After-Sales Support: Technical support for installation, maintenance, and battery optimization.
- Customer Loyalty: Offer annual maintenance packages, software updates for batteries to improve efficiency.
- Education: Consulting programs to educate customers on energy efficiency and how to choose the best battery system for their needs.

5. <u>Revenue Streams</u>

- Direct Sales: Revenue from the sale of batteries and related components.
- Installation Services: Earnings from certified professionals installing the batteries.
- Maintenance Contracts: Payment for services related to battery maintenance and management.
- Financing and Leasing: Offer financing options for customers who cannot pay the full amount for the batteries upfront.

6. <u>Key Activities</u>

- Research and Development: Continuous innovation to improve battery efficiency, capacity, and longevity. Explore more affordable and safe lithium or graphene-based battery solutions.
- Production: Set up an in-house manufacturing line or partner with third-party factories to produce high-quality batteries.
- Marketing and Distribution: Build brand awareness through digital and traditional marketing campaigns, including energy-saving education.
- Supply Chain Management: Sourcing and procurement of high-quality materials like lithium, cobalt, nickel, etc.

7. <u>Key Resources</u>

- Technology and Intellectual Property: Patents on innovative battery solutions, software for energy management.
- Manufacturing Facilities: Factory or agreements with third-party producers for battery manufacturing and assembly.
- Expert Team: Engineers specializing in energy technologies, supply chain managers, and marketing professionals.
- Distribution Network and Partners: Relationships with energy distributors, solar panel companies, and certified installers.

8. <u>Key Partners</u>

- Raw Material Suppliers: Companies that supply lithium, cobalt, graphene, and other essential materials for battery production.
- Solar Installation Companies: Strategic partnerships to sell and install batteries alongside photovoltaic systems.
- Certification and Safety Organizations: Ensure batteries meet all safety standards and regulations.
- Government Entities and Utilities: Collaborations with local governments to promote sustainable technologies through tax incentives or subsidies.

9. Cost Structure

- Production Costs: Purchase of raw materials, costs related to battery manufacturing, and production line management.
- Research and Development Costs: Investments in new technologies, prototypes, and product testing.
- Marketing and Sales: Expenses for advertising campaigns, website management, e-commerce, and sales services.
- After-Sales Support Costs: Technical support, maintenance, and post-sales services.
- Administrative Costs: Managing the company structure, salaries, overhead costs.

10. Sustainability and Social Impact

- Circular Economy: Recycling old batteries and reusing resources to produce new batteries.
- Environmental Impact: Reduce CO_2 emissions by offering a long-term renewable energy solution and reducing reliance on non-renewable energy sources.

Competitors

There are a number of companies that have recently started designing and building Vanadium Flow Batteries. Our closest competitor is Invinity Energy based in Vancouver Canada. Invinity is a collaboration of two companies that were merged together in 2020, RedT, headquartered in Scotland, and Avalon Energy, based in Vancouver, BC. Invinity offers large-scale energy storage systems ranging from 300KW to multi-megawatt systems.

A second vanadium flow battery manufacturer is Largo, Inc. Largo is a Canadian mining company that offers energy storage as part of its portfolio of products. The Largo system is designed for megawatt-scale energy storage applications.

Our systems are designed for smaller applications such as residential use and industrial microgrid applications.

The above companies focus on large grid-scale batteries for grid storage. To the best of our knowledge, we are the only company making smaller vanadium flow batteries for industrial and residential applications.

In the residential space, our largest competitor is Tesla. Tesla presently has approximately 62% market share. Also, lithium batteries are the only technology presently available for residential battery systems. We plan to upset this space with our technically advanced, longer-lasting system that is not lithium-based.

Industry

We will be entering a number of industries with our technology. First, we will offer energy storage systems used by industrial customers such as electric utility companies and telecommunications service providers. The electric power grid operates based on a delicate balance between supply (generation) and demand (consumer use). One way to help balance fluctuations in electricity supply and demand is to store electricity during periods of relatively high production and low demand, then release it back to the electric power grid during periods of lower production or higher demand.

We will also be offering a system designed exclusively for residential installations. The residential market is growing exponentially and our battery will compete directly with lithium-based systems that today, are the only solution available.

Energy Storage Systems (ESS) have proven to provide economic, reliability and environmental benefits to utility power providers. Depending on the extent to which it is deployed, electricity storage could help the utility grid operate more efficiently, reduce the likelihood of brownouts during peak demand, and allow for more renewable resources to be build and used. We believe StorEn's systems are a perfect match for solving these issues.

Current Stage

Vanadium chemistry**:**

The heart of a vanadium flow battery is the cell stack. The cell stack is the "engine" of a flow battery and is where the electrochemical reactions occur. The result of these reactions is the generation of electrical power.

We believe Storen Technologies has developed the most advanced cell stack in the industry. We have, and continue to develop, proprietary and patented technology that will allow us to build a system that is smaller, yet more powerful than any other vanadium flow battery. We are now building cell stacks in limited quantity for full system testing.
We are working to finalize the design of our residential battery system and are beginning to build our first units for outdoor installation. The system will supply 30KWh of energy storage and deliver 7.5KW of power split phase. In 2023, we built an industrial system delivered to a power generator manufacturer, and successfully tested the system in June 2024.

LiFePO4 Chemistry**:**
Storen has developed a disruptive, Patent Pending solution that shields LiFePO4 cells, effectively preventing fires. This Thermal Protection System (TPS) utilizes materials used by NASA and SpaceX to shield space capsules during atmospheric reentry.

LiFePO4 cells, in the event of damage, do not produce open flames but rather a smoldering reaction without flames. When combined with Storen's TPS solution, they ensure maximum safety in the event of a thermal runaway. In contrast, all other lithium chemistries, including the one used by Tesla, are prone to explosions and fires, making them highly risky for residential use. Storen aims to commercialize TPS modules across all high-security professional sectors.

Other Information:
Storen has a local development team in Bologna Italy, located in in the middle of the Motor Valley where the most prestigious super car manufacturers such as Ferrari, Maserati, Lamborghini, and Ducati are based.

Our plan is to offer our first systems to our investor community first. We have started an Investor Purchase Program called the V5 Club. To date, we have over 400 of our investors who have indicated their desire to participate in this program.

In January 2025, we moved the Company's headquarters to the financial district in New York City, creating the network for a future IPO.

Future Roadmap

At StorEn Technologies, we are committed to revolutionizing the energy storage market with our cutting-edge battery technology. Our strategic roadmap outlines our key milestones for the future, driving innovation, expanding production, and positioning StorEn as a global leader in sustainable energy solutions.

Phase 1: Scaling Up Production (2025-2026)

1. Establishment of a manufacturing facility to enable mass production of ESS and batteries.

2. Optimization of production processes to reduce costs and enhance efficiency.

3. Expansion of our supply chain network to secure raw materials and ensure production scalability.

4. Strengthening our presence in key markets such as North America, Europe, and Asia.

Phase 2: Strategic Partnerships & Market Expansion (2025-2027)

1. Forming strategic alliances with companies, solar panel manufacturers, and industrial energy suppliers to integrate our batteries into a broader range of applications.

2. Collaborating with smart grid and microgrid solution providers to create comprehensive energy management systems.

3. Engaging with governmental and institutional entities to participate in clean energy initiatives and infrastructure

projects.

4. Expanding our subsidiary operations in Bologna, Italy, to support the European market and increase global reach.

<u>Phase 3: IPO & Global Leadership (2025-2026)</u>

1. Preparing for an Initial Public Offering (IPO) on the NASDAQ to raise capital for further expansion and innovation.

2. Strengthening our intellectual property portfolio with new patents and technological advancements.

3. Investing in next-generation battery technology, including research into alternative chemistry and enhanced energy density solutions.

4, Expanding into emerging markets with high energy storage demand, including developing countries and off-grid solutions.

5. Establishing StorEn as a recognized leader in the renewable energy storage sector, setting new industry standards for performance and sustainability.

Through this roadmap, StorEn Technologies aims to drive the transition to a more sustainable and energy-efficient future, providing cutting-edge storage solutions for both residential and industrial applications. Our journey is just beginning, and we are excited to shape the future of energy together with our partners and stakeholders.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Officers and Directors

Name: Angelo D'Anzi
Current Role: CEO and CTO
Positions Held with the Issuer:
- **Position:** Chairman, CEO and CTO
- **Service Dates:** 01/2017 – Present; CEO since 12/2024
- **Responsibilities:** Chairman of the Board, CEO and Chief Technology Officer roles

Other Business Experience (Past Three Years):
- **Employer:** Arco FC Srl
  Affiliate or Subsidiary of Issuer: Yes
  Title: CEO
  Service Dates: 01/1999 to Present
  Responsibilities: CEO

Name: Peter Albert Koley
Current Role: Member of the Board
Positions Held with the Issuer:
- **Position:** Member of the Board
- **Service Dates:** 01/2025 - Present
- **Responsibilities:** Board oversight

Other Business Experience (Past Three Years):
- **Employer:** MSM Management Limited
  Affiliate or Subsidiary of Issuer: No
  Title: CEO
  Service Dates: 11/2018 - Present
  Responsibilities: CEO

Name: John Thomas Davis
Current Role: Member of the Board
Positions Held with the Issuer:
- **Position:** Member of the Board
- **Service Dates:** 01/2025 - Current
- **Responsibilities:** Board oversight

Other Business Experience (Past Three Years):
- **Employer:** Storen Technologies
  Affiliate or Subsidiary of Issuer: Yes
  Title: Director of Business Development
  Service Dates: 01/2021 - 01/2022
  Responsibilities: Business Development
  Title: CEO
  Service Dates: 05/2022 -12/2024
  Responsibilities: CEO

- **Employer:** Arco Technologies, Inc.
  Affiliate or Subsidiary of Issuer: Yes
  Title: Chief Strategy Officer
  Service Dates: 06/2023 - Present
  Responsibilities: Business Development and Strategic Development

Name: Davide Biggi
Current Role: Chief Financial Officer and Treasurer
Positions Held with the Issuer:
- **Position:** Chief Financial Officer and Treasurer
- **Service Dates:** 07/2022 - Present
- **Responsibilities:** Company accounting, tax filings and financial reporting.

Other Business Experience (Past Three Years):
- **Employer:** Arco FC
  Affiliate or Subsidiary of Issuer: Yes
  Title: Accounting Manager
  Service Dates: 04/2019 - Present
  Responsibilities: Company Accounting Services

- **Employer:** SEMI Sri
  Affiliate or Subsidiary of Issuer: No
  Title: CFO
  Service Dates: 04/2020 - Present
  Responsibilities: Chief Financial Officer

- **Employer:** Seanet Group
  Affiliate or Subsidiary of Issuer: No
  Title: Administrative and Financial Officer
  Service Dates: 02/2015 - Present
  Responsibilities: Financial and Bookkeeping

Name: Gabriele Colombo
Current Role: Secretary
Positions Held with the Issuer:
- **Position:** Co-Founder, Secretary, Advisor to the Board
- **Service Dates:** 01/2017 - Present
- **Responsibilities:** Company's Secretary.

Other Business Experience (Past Three Years):
- **Employer:** Leonardo Hispania S.A.
  Affiliate or Subsidiary of Issuer: No
  Title: VP Head of Line Business

Service Dates: 02/2019 - Present
Responsibilities: General Management

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	As Percentage
Angelo D'Anzi	3,300,000	Class A Common Stock	51.58%
The Estate of Carlo Brovero	1,500,000	Class A Common Stock	23.45%

RECENT OFFERINGS OF SECURITIES

We have made the following issuances of securities within the last three years:

Recent Offerings of Securities

Type of security sold: Common Stock*
Final amount sold: $1,374,075
Number of Securities Sold: 215,708
Use of proceeds: Operational Expenses
Date: April 30, 2023
Offering exemption relied upon: Regulation CF
*Subsequently converted into Class B Common Stock in 2025.

Type of security sold: Common Stock*
Final amount sold: $923,431
Number of Securities Sold: 150,403
Use of proceeds: Operational Expenses
Date: November 4, 2024
Offering exemption relied upon: Regulation CF
*Subsequently converted into Class B Common Stock in 2025.

Type of security sold: Class B Common Stock
Final amount sold: $281,796
Number of Securities Sold: 79,156
Use of proceeds: Operational Expenses
Date: Various dates between February 4, 2025 and March 10, 2025
Offering exemption relied upon: Regulation D/Regulation S
*This private offering remains ongoing.

Type of security sold: Class B Common Stock
Amount Sold to Date: $601,876 (these amounts are from prior closings of this offering prior to the date of this Form C-AR)
Number of Securities Sold: 82,071 (estimated figure and does not include Bonus Shares to be issued)
Use of proceeds: Operational Expenses
Date: Various dates between March 28, 2025 and April 30, 2026
Offering exemption relied upon: Regulation CF

THE COMPANY'S SECURITIES

The Company's Securities
The Company has authorized Class A Common Stock and Class B Common Stock.

Securities Class Information for Most Recent Regulation CF Offering
Class B Common Stock
The number of shares of authorized Class B Common Stock is 81,000,000 with a total of 2,312,904 shares of Class B Common Stock outstanding, including an estimated 82,071 shares issued pursuant to earlier closings of this offering (and excluding bonus shares that have yet to be issued).

Voting Rights
The Class B Common Stock do not have voting rights.

Material Rights
Except for voting rights, the Class B Common Stock and Class A Common Stock have the same rights and preferences, including regarding dividends and liquidation preferences.

What it means to be a minority holder

As a minority holder of Class B Common Stock, with no voting rights, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Securities Class Information for Other Authorized Securities

Class A Common Stock
The number of Class A Common Stock authorized is 19,000,000 with a total of 6,397,857 shares of Class A Common Stock outstanding.

Voting Rights
The Class A Common Stock have voting rights.

Material Rights
Except for voting rights, the Class B Common Stock and Class A Common Stock have the same rights and preferences, including regarding dividends and liquidation preference.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. When an investor makes an investment in a class of securities that represents ownership in a company (common shares or interests are most common), the investor's percentage of ownership can go down over time, which is called dilution. An investor's stake in a company may be diluted due to the company issuing additional securities. In other words, when a company issues more securities that reflect ownership (or additional equity interests), the percentage of the company that you own will go down, even though the value of the company may go up (there is no guarantee that it will). The investor will own a smaller piece of a larger company (or, if the value goes down, then a smaller piece of a smaller company). This increase in the number of securities outstanding could result from various other issuance types too, like a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into securities.

If a company decides to issue more securities, an investor could experience value dilution, with each security being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per securities (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

DEBT:

The Company has the following outstanding debt:

Type of Loan: Shareholder

Principal Amount Outstanding: $20,000

Interest Rate: 9%

Security: None

Maturity Date: February 2026

Related Party Transactions

Name of Person: Angelo D'Anzi

Relationship to Company: CEO and CTO

Nature/ amount of interest in the transaction: Over the period from 2017 to 2022, the Company accrued debt in the amount of $188,138.00 in back salary to our founder and CTO. This debt was salary that at the time could not be paid due to lack of funds and the need to focus our capital directly in the operations of the company. This debt was considered on the books as a non-interest loan. In 2023, the loan was paid in full. Additionally, an additional accrual of $127,500 was made to account for unpaid compensation to Mr. D'Anzi for the year 2024.

Name of Entity: Arco Tech Srl

Names of 20% owners: Angelo D Anzi

Relationship to Company: Vendor, Engineering Services Contractor

Nature/ amount of interest in the transaction: Arco Technologies, located in Bologna Italy, is an Engineering Service Provider to StorEn Technologies. Arco Technologies, which specializes in fuel cell design is periodically contracted to perform design services, testing services, manufacturing services, and European sales and support services for StorEn Technologies. StorEn Technologies also utilized the physical building in Bologna and has equipment and engineering personnel permanently located at this facility. In 2023, StorEn Technologies loaned Arco Technologies $200,000 to purchase manufacturing related equipment that is used by both Arco Technologies and StorEn Technologies. Ownership of the equipment remained with Arco (Italy based). The loan was offset in January 2025 against amounts owed by the Company to Arco for the provision of engineering services.

Name of Entity: Arco Tech Srl

Names of 20% owners: Angelo D Anzi

Relationship to Company: Engineering Contract Company

Nature/ amount of interest in the transaction: Arco Technologies, located in Bologna Italy is a design and development partner with StorEn Technologies. StorEn Technologies, on occasion hires Arco Technologies for design, development, manufacturing, and software development services. In 2023, we entered into a services agreement with Arco Technologies at a cost of $209,000. The services were satisfactorily performed and the invoices were paid in full.

Name of Entity: Arco Fuel Cells Srl

Names of 20% owners: Angelo D Anzi

Relationship to Company: Engineering Contract Company

On April 26, 2022, the Company and related party Arco Fuel Cells Srl entered into a Product Design Service Agreement ("Original Arco PO") to be retroactively effective as from April 1, 2022. Said agreement required a set of deliverables to be completed no later than August 23, 2022. Total cost for the services was set in $300,000. On August

24, 2022 the Original Arco PO expired and the Company and Arco FC Srl entered into a new Product Design Service Agreement ("Current Arco PO"). Said agreement requires a set of deliverables to be completed no later than August 23, 2025. Total cost for the services is set in $300,000. No expense or accruals relating to these agreements have been recognized in 2024.

Additionally, the Company uses a physical warehouse in Italy, which is provided free of charge by related party Arco Fuel Cells Srl.

Name of Person: John Davis

Relationship to Company: Director and Former CEO

Nature/ amount of interest in the transaction: Pursuant to the Company's former CEO, John Davis, stepping down from his position on December 12, 2024, the Company agreed to pay him an aggregate sum of $112,050 during 2025 relating to unpaid compensation ($109,250) and unpaid health insurance reimbursement ($2,800). A corresponding payable was accrued at year end 2024 and is included in the "other current payables" item. As of the date of this Form C/A, the outstanding amounts have been fully settled.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our self-certified financial statements appearing at the end of this Form C-AR. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" in this Form C-AR.

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2025 was $35,250 compared to $110,989 in fiscal year 2024. For 2025, revenue came from two customers, related party Arco Tech Srl for the provision of services and Fontana Systems for the sale of a Deletrcik VRB Flow Battery System (40KW, 200KWhr 20ft. container).

Cost of Sales

Cost of Sales for fiscal year 2025 was $545 compared to $270,000 in fiscal year 2024. We supplied systems for the sale of a Deletrcik VRB Flow Battery System (40KW, 200KWhr 20ft. container).

Gross Margins

Gross margins for fiscal year 2025 were $-34,705 compared to $-159,011 in fiscal year 2024.

Expenses

Expenses for fiscal year 2025 were $971,001 compared to $1,454,262 in fiscal year 2024. We decreased general costs, especially costs associated with warehouse space, personnel, and R&D.

Historical results and cash flows:

In 2024 and 2025, the Company continued to primarily operate in the pre-production stage and pre-revenue. We are of the opinion that the historical cash flows will not be indicative of the revenue and cash flows expected for the future. Past cash was primarily generated through equity investments.

Our goal is to begin manufacturing both residential and industrial battery systems in the second quarter 2025. To date, our company has focused on finalizing the industrialization of our unique battery system with 2 models, one for indoor installation and the second for outdoor installation. We believe we will be the first company to build and sell a vanadium flow battery for the residential market.

Liquidity and Capital Resources

As of April 30, 2026, the Company has approximately $20,000 in cash held in checking and savings accounts. Additionally, the Company has no material debts to third parties. The Company expects to sell existing products to finance its continuing research and development activities.

The Company does not anticipate any material capital expenditures.

Any Material Changes, Trends and Other Information known to Management subsequent to the period covered by the financial statements
N/A

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)

May 11, 2026

StorEn Technologies Inc.



StorEn Technologies, Inc.
A Delaware Corporation

Financial Statements

December 31, 2025 and 2024

StorEn Technologies, Inc.

TABLE OF CONTENTS

	Page

STOREN TECHNOLOGIES, INC.
BALANCE SHEETS
As of December 31, 2025 and December 31, 20234

	12/31/25	12/31/24
ASSETS		
Current Assets		
Cash and cash equivalents	5,405	34,936
Receivables	3,939	115,989
Other current receivables	262,008	49,586
Advances to Suppliers	6,985	6,985
Inventory	0	24,445
Loans to related parties - Arco Tech Srl	0	0
Investments	698,720	698,720
Total Current Assets	977,057	930,661
Non-Current Assets		
Property and equipment, net	0	113,160
Right of Use Asset	0	0
Other Assets	3,130	3,130
Total Non-Current Assets	3,130	116,290
TOTAL ASSETS	980,187	1,046,951
LIABILITIES AND STOCKHOLDER'S EQUITY / (DEFICIT)		
Liabilities		
Current Liabilities		
Accounts payable	0	-
Other Current Liabilities	438,060	292,895
Related party Loan	0	-
Right of Use Liability	0	0
Total Current Liabilities	458,060	318,398
Non-Current Liabilities		
Right of Use Liability	0	0
Total Non-Current Liabilities	0	0
Total Liabilities	458,060	318,398
Commitments & Contingencies		
Stockholder's Equity / (Deficit)		
Common Stock, 0.00001 par, 100,000,000 shares authorized		
8,576,144 and 8,378,617 shares issued and outstanding ,		
as of Decemebr 31st, 2024, and December 31st, 2023, respectively.	86	85
Additional paid-in capital	10,729,940	9,998,802
Treasury Stock	-113,563	-113,563
Accumulated deficit	-10,094,336	-9,156,771
Total Stockholder's Equity / (Deficit)	522,127	728,553
TOTAL LIABILIITES AND STOCKHOLDER'S EQUITY / (DEFICIT)	980,187	1,046,951

STOREN TECHNOLOGIES, INC.
STATEMENTS OF THE OPERATIONS -   Profit & Loss
For the year ending December 31, 2025 and 2024

	12/31/25	12/31/24
Net revenues	35,250	110,989
Cost of goods sold	-545	-270,000
Gross profit / (loss)	34,705	-159,011
Operating expenses:		
General and administrative	426,862	1,043,369
Research and development	187,844	204,492
Sales & marketing	356,295	144,768
Depreciation Expense	0	61,633
Total Operating Expenses	971,001	1,454,262
Loss from operations	-936,296	-1,613,273
Other Income / (Expense):		
Other income / (expense)	-1,269	-55,525
Total Other Income / (Expense)	-1,269	-55,525
Loss before benefit / (provision) for income taxes	-937,565	-1,668,798
Net Loss	-937,565	-1,668,798
Basic and diluted net loss per share	0	-0.23
	0	
Weighted average shares outstanding - basic and diluted	8,660,397	8,487,260

STOREN TECHNOLOGIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY/(DEFICIT)
As of December 31, 2025 and December 31, 2024

	Common Stock		Additional Paid-in Capital	Treasury Stock	Subscription Receivable	Accumulated Deficit	Total Stockholder's Equity / (Deficit)
	Shares	$ Amount					
Issuance of common stock	120,758	1	729,353	-	-	-	729,354
Deposit Hold Release	-	-	254,607	-	-	-	254,607
Net loss	-	-	-	-	-	-1,897,383	-1,897,383
Balance at December 31, 2023	8,398,375	$ 83	$ 9,250,645	-113,563	$ -	$ -7,487,973	$ 1,649,192
Issuance of common stock	177,769	2	748,157	-	-	-	748,159
Deposit Hold Release	-	-	0	-	-	-	0
Net loss	-	-	-	-	-	-1,668,798	-1,668,798
Balance at December 31, 2024	8,576,144	$ 85	$ 9,998,802	-113,563	$ -	$ -9,156,771	$ 728,553
Issuance of common stock	168,506	1	731,138	-	-	-	731,139
Deposit Hold Release	-	-	0	-	-	-	0
Net loss	-	-	-	-	-	-937,565	-937,565
Balance at December 31, 2025	8,744,650	$ 86	$ 10,729,940	-113,563	$ -	$ -10,094,336	$ 522,127

See accompanying Independent Auditor's Report

STOREN TECHNOLOGIES, INC.
STATEMENTS OF CASH FLOWS
For the year ended December 31, 2025 and 2024

	12/31/25		12/31/24
Cash Flows From Operating Activities			
Net Loss	-937,565	0	-1,668,798
Adjustments to reconcile net loss to cash	0		
used in operating activities:	0		
Common Stock Issued for Services	0		-
Forgiveness of PPP loan	0		-
Gain on note conversion	0		-
Depreciation	0		61,633
ROU	0		-5,248
(Payments) / proceeds on related party loans	0		-
Changes in operating assets and liabilities:	0		
(Increase) / Decrease in other current receivables	-212,422		15,609
(Increase) / Decrease in other trade receivables	112,050		-115,989
(Increase) / Decrease in advances to suppliers	0		0
(Increase) / Decrease in inventory	24,445		270,000
(Increase) / Decrease in deposits	0		5,480
Increase / (Decrease) in accounts payable	-25,503		25,503
Increase / (Decrease) in accrued interest	0		-
Increase / (Decrease) in other current liabilities	145,165		251,706
Net Cash Used In Operating Activities:	-893,830		-1,160,104
Cash Flows from Investing Activities			
Loans to related parties - ARCO Tech Srl	0		200,000
Disposal (Purchase) of Investments	0		-
Disposal (Purchase) of property and equipment	113,160		8,200
Net Cash Used In Investing Activities:	113,160		208,200
Cash Flows from Financing Activities			
Loans to related parties	0		0
Proceeds from issuance of common stock	731,139		748,159
Payments from buy-back of treasury stock	0		0
(Payments) / proceeds on other loans	20,000		
Net Cash Provided By Financing Activities:	751,139		748,159
Net Change in Cash	-29,531		-203,745
Cash at Beginning of Period	34,936		238,681
Cash at End of Period	5,405	$	34,936

STOREN TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2025 and December 31, 2024

NOTE 1: NATURE OF OPERATIONS

StorEn Technologies, Inc. (the "Company"), is a corporation organized under the laws of the State of Delaware. The Company is developing patent-pending Vanadium Flow Batteries for efficient and cost- effective energy storage. The Company is headquartered in the U.S. and has operations in Italy through a divisional office.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of the financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. While management believes that such estimates are reasonable when considered in conjunction with the Company's financial position, actual results could differ materially from those estimates.. The Company adopted the calendar year as its basis of reporting.

Sales and Marketing Costs

Sales and marketing costs, including advertising costs, are expensed when incurred. Total advertising costs incurred for the periods ended December 31, 2025 and 2023 totaled $356,925 and $144,768, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions.
For fiscal years beginning after December 15, 2022, ASC 326, or the Current Expected Credit Loss (CECL) standard, was effective for all entities, requiring these to estimate and recognize expected credit losses on financial assets, such as loans and debt securities, based on historical experience, current conditions, and reasonable forecasts.
We implemented ASC 326 with no material change to the financial statements.
As of December 31, 2025, the Company carried receivables towards related party Arco Tech Srl for $ 3,969 relative to the provision on research and development services.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

Inventory & Shipping and Handling Costs

Inventory is stated at the lower of cost or market and accounted for using the specific identification method. The inventory balances as of December 31, 2025 and December 31, 2024 are recorded as current assets on the balance sheet and totaled $0 and $24,445 as of December 31, 2025 and December 31, 2024.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable, and depreciates equipment over its useful life. As of December 31, 2025, The Company's property and equipment are $0.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities inactive markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

The Company's investment assets are measured at cost basis as of December 31, 2025 and December 31, 2024 but were considered at current fair value as of December 31, 2025 and December 31, 2024 for the purposes of impairment analysis.

Investments - Other

The Company has an investment in a privately held company, that is also a related party as the Company's Chief Technology Officer owns the Company receiving the investment. The Company's accounting for investments in investments depends on several factors, including level of ownership, power to control, and the legal structure of the entity making the investment as this Company does not have readily determinable fair values. Accordingly, the Company accounts for this investment using the cost method, less adjustments for impairment. The Company made an investment of $110,920 during the year ended December 31, 2020 and a further one of $587,800 during the following year. At each reporting period, management reviews each investment for indication of impairment, such as financial difficulties or bankruptcy, or other information reported to the Company that would indicate there has been a decline in the value of the investment. Any amounts identified are deemed impaired and adjusted accordingly. No impairment charges were deemed necessary as of December 31, 2025 and December 31, 2024. The carrying amount for the investments was thus $698,720 as of December 31, 2025 and December 31, 2024.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods or completion of services has occurred provided there is persuasive evidence of an agreement, acceptance has been approved by its customers, the fee is fixed or determinable based on the completion of stated terms and conditions, and collection of any related receivable is probable. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation. Revenues are recognized on these arrangements after the pre-sold units are produced and fulfilled to the customers, and all other revenue recognition criteria are achieved.

During the period ending December 31, 2025 revenue came from rental to third parties of equipment

Research and Development

Research and development costs are expensed as incurred, with such expenses totaling $187,844 and $204,492 for the periods ended December 31, 2025 and 2024 respectively. With regards to expenses incurred in the period ended December 31, 2025 these were quasi-entirely relative to engineering services for:

- Sodium battery small scale residential unit

Stock-Based Compensation

During the year ended December 31, 2019, the Company early adopted ASU – 2018-07, which simplifies stock-based compensation issued to non-employees. The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, *Compensation - Stock Compensation.* Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions, aside from that discussed below. The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company has cumulative tax loss positions of $ 9,867,09 7 and $8,929,532 as of December 31, 2025 and December 31, 2024, respectively. Therefore, the Company has deferred tax assets of $2,575,312 and $2,330,608 as of December 31, 2025 and December 31, 2024, respectively from this net operating loss carryforward and other book-to-tax differences, calculated using the Company's combined effective Federal and state income tax rate of 26.1%. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely. Due to the uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize this deferred tax asset for future tax benefit, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero as of December 31, 2025 and December 31, 2024.

Due to the full valuation allowance, no provision for tax was recorded for the period ended December 31, 2025. The Company owes no federal or state tax as of December 31, 2025. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Basic Income/(Loss) per Common Share

Basic income (loss) per share is calculated by dividing the Company's net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company's net loss available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Notwithstanding that the Company is in a working capital position of $ 495,497, the Company is in a cumulative net loss position of $ 10,094,336 as of December 31, 2025, had negative cash flows from operations of $ 893,830 and a net loss of $ 937,565 for the year ending December 31, 2025. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS' EQUITY

Offering of Common Stock

On 18 December 2024 the Company resolved to authorize a further 90,000,000 shares, thus bringing the authorized total to 100,000,0000 of which 81,000,000 are Class B (non-voting) and the remaining 19,000,000 Class A (voting). All 100,000,000 shares bear a $0.00001 par value. As of December 31, 2025, and December 31, 2024 8,744,650 and 8,576,144 shares of common stock, were issued and outstanding, respectively. During the periods ended December 31, 2025 and December 31, 2024, the Company raised gross proceeds of $ 731,138 and $ 748,157, respectively, in an offering of its common stock pursuant to an offering under Regulation Crowdfunding, issuing 124,936 and 177,769 shares of common stock.

Common Stock Purchase Agreement

On July 1, 2022 the Company and related party Arco Fuel Cells Srl terminated the common stock purchase agreement originally entered upon on October 1, 2021 due to the commercial relationship between the parties having evolved in a way that made the aforementioned agreement no longer strategically appropriate.
Accordingly, 97,967 of the Company's authorized shares were cancelled (less than $1.00 par value) and the associated $587,801 receivable due for additional paid-in capital was thus written off.

STOREN TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2025 and December 31, 2024

Stock buy back

On December 12, 2022 the Company and related party Arco Technologies Inc. entered into an agreement by which StorEn agreed to repurchase 26,410 shares of its own common stock from Arco Technologies Inc. at a purchase price of $4.3 per share, or $113,563 in the aggregate.

Stock Cancellation

On July 17, 2023 the Company resolved to cancel 101,000 yet to be issued common shares.

NOTE 5: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 6: RELATED PARTY TRANSACTIONS

Common stock purchase agreement with Arco Fuel Cells Srl

In 2020, during their first crowdfunding campaign, We acquired $110,920 in Arco Fuel Cells srl shares equal to 1.046% of current outstanding shares. In 2021, during their second crowdfunding campaign We acquired a further $587,800 in Arco Fuel Cells Srl shares, equal to 1.246% of current outstanding shares. As of December 31, 2022 We thus owned 2.292% of currently outstanding Arco Fuel Cells Srl shares.

Upon the first investment We made, Arco Fuel Cells Srl made a $100,920 investment in Our share capital, and acquired 26,410 shares. Upon Our second investment, Arco Fuel Cells srl committed to a further $587,002 investment in order to acquire 97,967 of our shares. The second investment made by Arco Fuel Cell also generated a $587,001 subscription receivable.

In the fall of 2022 the agreement by which Arco Fuel Cells srl committed to the second investment in Our share capital was terminated by both parties. As a result, We bought back the 26,410 shares which Acro Fuel Cells srl had acquired in their first investment – these are now part of treasury stock – and the 97,967 shares which were the object of the second investment commitment, were cancelled.

Use of Italian Warehouse

The Company uses a physical warehouse in Italy, which is provided free of charge by related party Arco Fuel Cells Srl.

Expenses and accruals from related party transactions

On 23rd of December 2025 we sold , to Arco Technologies Srl, all the "Property and equipment located" in the Italian Warehouse.

During 2025 We paid an aggregate amount of $ 105,893 for engineering services provided by related party Arco Tech Srl:

- Sodium battery small scale residential unit

Service Agreement

On April 26, 2022, the Company and related party Arco Fuel Cells Srl entered into a Product Design Service Agreement ("Original Arco PO") to be retroactively effective as from April 1, 2022. Said agreement required a set of deliverables to be completed no later than August 23, 2022. Total cost for the services was set in $300,000.
On August 24, 2022 the Original Arco PO expired and the Company and Arco FC Srl entered into a new Product Design Service Agreement ("Current Arco PO"). Said agreement requires a set of deliverables to be completed no later than August 23, 2025. Total cost for the services is set in $300,000.
We paid during 2025 an aggregate amount of $ 105,893 for engineering services provided by related party Arco Tech Srl:

- Sodium battery small scale residential unit

Loan to related party

On January 2nd, 2023, the Company entered into an unsecured, non-interest bearing loan agreement with related party Arco Tech Srl for the sum of $ 200,000 which was set to be paid back on January 1st, 2025 in a lump sum. The loan offset against P.O. # 0224 rev. 1 relative to the provision of engineering services by Arco Tech srl.

Payments to Directors and Officers

Pursuant to former CEO John Davis stepping down from his position on December 12, 2024, We agreed to pay him an aggregate sum of $ 112,050 during 2025 relating to unpaid compensation ($109,250) and unpaid health insurance reimbursement ($2,800). A corresponding payable was thus accrued at year end and is included in the "other current payables" item. As of the drafting of these financial statements, the outstanding amount is yet to be paid.

A further $153,700 and $127,500 accrual also included in other current payables was made to account for unpaid compensation of Mr. Angelo D'Anzi who has was appointed CEO on 31,12,2025 and 31, 12, 2024.

NOTE 7: LEASES

Under Topic 842, a contract is a lease, or contains a lease, if the contract conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period of time in exchange for consideration. To determine whether a contract conveys the right to control the use of an identified asset for a period of time, an entity shall assess whether, throughout the period of use, the entity has both of the following: (a) the right to obtain substantially all of the economic benefits from use of the identified asset; and (b) the right to direct the use of the identified asset.
The Company no longer leases any facilities in the US.

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

In January 2017, the FASB issued ASU 2017-04, *Intangibles - Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment* ("ASU 2017-04"). ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2017-04 will have on the Company's financial statements.

In August 2020, FASB issued ASU 2020-06, *Accounting for Convertible Instruments and Contracts in an Entity; Own Equity* ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for consolidated financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company does not have any outstanding convertible instruments, neither in the form equity, nor in the form of debt.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 9: SUBSEQUENT EVENTS

Stock Issuance

During the first month of 2026 a further 3,299 shares were issued via a private placement, bringing the total number of outstanding shares to 8,749,659. Proceeds from the issuance were equal to $ 23,488.

Management's Evaluation

Management has evaluated subsequent events through 31 January[th], 2026, the date the financial statements were available to be issued. Based on this evaluation, no further material events were identified which require adjustment or disclosure in these financial statements.